Exhibit 99.77(i)

ITEM 77I. Terms of New or Amended Securities

At the January 12, 2017 Board meeting, the Board approved the establishment of Class T Shares on behalf of Voya Corporate Leaders 100 Fund, Voya Mid Cap Research Enhanced Index Fund, Voya Small Company Fund, and Voya Global Multi-Asset Fund.